EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION

LNX Corporation	Massachusetts

Mercury Federal Systems, Inc.	Delaware

Riverneck Road, LLC	Delaware

Nihon Mercury Computer Systems K.K.	Japan

Mercury Computer Systems N.V.	The Netherlands

Mercury Computer Systems Ltd.	United Kingdom